September 8, 2015

Via Electronic Mail

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Advantest Corporation
Form 20-F for the Fiscal Year Ended March 31, 2015
Filed June 25, 2015
File No. 001-15236

Dear Mr. Cascio:

On behalf of Advantest Corporation (“Advantest”, the “Company” or “we”), I am responding to the comment letter, dated August 31, 2015, from the Securities and Exchange Commission (the “Commission”) relating to Form 20-F filed on June 25, 2015.

The responses of Advantest to the Staff’s comments are set forth below.  To facilitate the Staff’s review, I have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations – Operating Expenses, page 48

1.
We note the disclosure in the last sentence of the second paragraph of page 5 that your return to profitability in 2014 was mainly due to higher year-over-year net sales, an improved mixed of high-profitability products and successful cost-cutting measures undertaken across the entire Advantest Group. However, we do not see any discussion of product mix or cost-cutting measures in the discussion of your operating results on page 48. In future filings please include a discussion of all relevant items that impact operating results as compared to prior periods. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

The Company’s Response

We acknowledge the Staff’s comment.

In future filings, under “Item 5. Operating and Financial Review and Prospects-Operating Results,” we will include a discussion of all relevant items that impact operating results as compared to prior periods pursuant to guidance provided in Item 303(a)(3) of Regulation S-K.

Item 18. Financial Statements

Note 15. Stock-Based Compensation, page F-33

2.	In future filings please include all disclosures required by FASB ASC 718-10-50-2, including:

•
A description of the share-based payment arrangements, including the general terms of awards under the arrangements, such as the requisite service period(s) and any other substantive conditions (including those related to vesting); and

•	As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

The Company’s Response

We acknowledge the Staff’s comment.

In future filings, we will include all disclosures required by FASB ASC 718-10-50-2. Supplementally, with respect to the requisite service period, in Note (15) Stock-Based Compensation that appears on page F-32 of Advantest’s 2015 Form 20-F, our option program is designed to vest and become exercisable as of the beginning of the fiscal year following the year of grant. Therefore, the requisite service period is generally 9 months.  The options contain no other substantive performance conditions related to vesting and as such no unrecognized compensation cost exists as of our most recent balance sheet.

3.
As a related matter, we see that no stock based compensation expense was recognized for the year ended March 31, 2015. However, we see that your policy discloses that you recognize the related cost on a straight line basis over the period during which an employee is required to provide service in exchange for the award and that you had 7,094,339 shares underlying stock options outstanding at March 31, 2015. Please explain to us why you did not record compensation expense for the year ended March 31, 2015. Refer to FASB ASC 718-10-35-2 to 4 and FASB ASC 718-10-50.

The Company’s Response

The Company respectfully advises the Staff that no stock-based compensation expense was recognized for the fiscal year ended March 31, 2015 because i) all of the 7,094,339 shares underlying stock options outstanding were already fully vested on or before April 1, 2014; ii) all related stock-based compensation expense was recognized in prior fiscal years over the requisite service period in accordance with FASB ASC 718-10-35-2, which is approximately nine months from the date of grant; and iii) no new stock options were granted by the Company during the fiscal year ended March 31, 2015.

*                 *                *

Advantest acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at +81-3-3214-7711, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Hiroshi Nakamura
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer

cc:	Li Xiao (Securities and Exchange Commission)
Kristin Lochhead (Securities and Exchange Commission)
Masahisa Ikeda (Shearman & Sterling LLP)
Makoto Usui (Ernst & Young ShinNihon LLC)